VIA EDGAR

June 14, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Toronto-Dominion Bank
Registration Statement on Form F-3
File No. 333-231751
Filed May 24, 2019

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), The Toronto-Dominion Bank (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be declared effective at 4:30 p.m. on June 18, 2019 or as such later time or date as the Company may request. Because the Registration Statement is filed as a shelf registration statement under Rule 415 under the Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been submitted herewith.

Pursuant to this request, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Hui Lin via telephone at (212) 455-7862 or via e-mail at hui.lin@stblaw.com and Ki Hoon Kim via telephone at (212) 455-3622 or via e-mail at ki.kim@stblaw.com.

Very truly yours,

The Toronto-Dominion Bank

By:	/s/ Ellen Patterson
Name: Ellen Patterson
Title: Group Head and General Counsel